UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FORM 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year ended December 31, 2007
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                 to
Commission file number 000-06516
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DATASCOPE CORP. 401(K) SAVINGS
AND SUPPLEMENTAL RETIREMENT PLAN
B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
DATASCOPE CORP.
14 Philips Parkway
Montvale, New Jersey 07645
(201) 391-8100

DATASCOPE CORP.
401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

REQUIRED INFORMATION
Item 4.	In lieu of the requirements of Items 1-3, the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the “Plan”), which is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), hereby files financial statements and supplemental schedule for the Plan for the fiscal period ended December 31, 2007. The Plan’s financial statements and supplemental schedule are prepared in accordance with the financial reporting requirements of ERISA.
Financial Statements and Exhibits

Financial Statements	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	12

Exhibit
EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Datascope Corp.
401(k) Savings and Supplemental Retirement Plan
14 Philips Parkway
Montvale, New Jersey 07645
We have audited the accompanying statements of net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming opinions on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.
The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the 2007 audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
/s/ SMOLIN, LUPIN & CO., P.A.
Fairfield, New Jersey
June 27, 2008

DATASCOPE CORP.
401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:

Investments at Fair Value, Including Participant Loans of $1,472,328 and $1,487,365, Respectively	$94,866,568	$87,907,922

RECEIVABLES:

Participants’ Contributions	173,450	379,049
Employer’s Contributions	185,176	233,233
Loan Repayments	24,025	45,438

Total Receivables	382,651	657,720

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	95,249,219	88,565,642

Adjustment from fair value to contract value for fully benefit-responsive investment contract	131,595	524,390

NET ASSETS AVAILABLE FOR BENEFITS	$95,380,814	$89,090,032

See notes to financial statements.

DATASCOPE CORP.
401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Net Investment Income		$6,925,654

Contributions:
Participants	5,927,873
Employer	1,725,524
Employee Rollover	379,560	8,032,957

TOTAL ADDITIONS		14,958,611

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits Paid to Participants	8,656,494
Administrative Expenses	11,335

TOTAL DEDUCTIONS		8,667,829

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS		6,290,782

NET ASSETS AVAILABLE FOR BENEFITS – Beginning		89,090,032

NET ASSETS AVAILABLE FOR BENEFITS – Ending		$95,380,814

See notes to financial statements.

DATASCOPE CORP.
401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(1) Description of Plan
          The following description of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
     (a) General
          The Plan is a defined contribution plan that covers all eligible employees. The Plan was established by Datascope Corp. (the “Company”) to provide retirement income to its employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     (b) Eligibility
          Effective April 1, 2007, each employee of the Company who is classified as a full-time employee is automatically enrolled in the Plan commencing on the first day of the calendar month following 30 days of continuous employment. The automatic enrollment contribution rate is set at 2% of eligible compensation. Participants have the option of changing the contribution rate or opting out of the automatic enrollment prior to the commencement date. Prior to April 1, 2007, full-time employees were eligible to participate in the Plan on the first day of the calendar month following 30 days of continuous employment. A minimum age of twenty-one is required to become an active member.
          All other employees of the Company shall be eligible to participate in the Plan after one year of service and 1,000 or more hours of service.
          Effective April 1, 2007, participating employees will be eligible for any Company matching contributions on the date they begin making pre-tax contributions. Prior to this date, participants were eligible for any matching contributions after one year of service.
     (c) Contributions
          Each participant may authorize the Company to reduce their compensation by any whole percentage ranging from 1% to 50%, subject to certain Internal Revenue Service (“IRS”) limitations. For the years ended December 31, 2007 and 2006, the Company matched 50% of participating employee contributions up to a maximum of 6% of compensation. Matching contributions for each plan year are at the sole discretion of the Board of Directors of the Company. Contributions are subject to certain limitations.

(1) Description of Plan (Continued)
     (c) Contributions (Continued)
          The Plan allows for catch-up contributions whereby participants age 50 and over may contribute to the Plan additional amounts above the IRS dollar limits for the year. The maximum catch-up contribution for 2006 and 2007 was $5,000 and will remain at $5,000 in 2008, subject to cost-of-living increases.
     (d) Participant Accounts
          Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The participant directs the investment of his or her entire account. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. Such forfeited amounts that were used to reduce Company contributions during 2007 and 2006 were $130,534 and $399,950, respectively. As of December 31, 2007 and 2006, the forfeited balances were $274,247 and $244,504, respectively.
     (e) Vesting
          Participants are immediately 100% vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Vested
Years of Service	Percentage
Less than 2 years	0%
After 2 years, but less than 3	25%
After 3 years, but less than 4	50%
After 4 years, but less than 5	75%
After 5 or more years	100%
     (f) Participant Loans
          Participants may borrow from their vested accrued benefit a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans must be repaid in equal installments consisting of principal and interest over a period not to exceed five years, unless the loan is used to purchase a primary residence, in which case the maximum term is fifteen years.

(1) Description of Plan (Continued)
     (f) Participant Loans (Continued)
          The loans are secured by the participant’s vested accrued benefit. Loans that exceed five years bear interest at a rate equal to the rate then being charged for FHA residential mortgages; interest for loans of five years or less are based on a rate of 1% above the prime commercial lending rate. Outstanding loans as of December 31, 2007 and 2006 bear interest at rates of 5% to 9.5%. The loans mature between January 2008 and August 2022 for those outstanding at December 31, 2007 and between February 2007 and August 2019 for those outstanding at December 31, 2006.
     (g) Payment of Benefits
          The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For participants with account balances that exceed $5,000, the participant may choose to either withdraw their balance or continue to maintain the balance in the Plan.
          A participant with a balance greater than $1,000, but below $5,000 can elect a roll over or receive the distribution directly. If the participant does not make an election, then the distribution will be paid in a direct rollover to an individual retirement plan designated by the Benefits Committee of the Company. The participant’s rollover may be reduced by any reasonable costs to establish such account.
          Participants with balances of $1,000 or less will be paid their entire vested account in a single-sum payment unless they elect otherwise.
(2) Summary of Significant Accounting Policies
     (a) Basis of Accounting
          The financial statements of the Plan are prepared using the accrual method of accounting.

(2) Summary of Significant Accounting Policies (Continued)
     (b) Recent Accounting Pronouncement
          In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS 157 defines “fair value” as: the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In addition, SFAS 157 establishes a fair value hierarchy to be used to classify the source of information used in fair value measurements, new disclosures of assets and liabilities measured at fair value based on their level in the hierarchy, and a modification of the long-standing accounting presumption that the transaction price of an asset or liability equals its initial fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007 (the Plan’s fiscal year 2008 beginning January 1, 2008). The Plan does not expect the adoption of the provisions of SFAS 157 to have a material effect on the Plan’s net assets available for benefits and changes in net assets available for benefits.
     (c) Use of Estimates
          The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, additions to and deductions from net assets. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.
     (d) Investment Valuation and Income Recognition
          The Plan’s investments, which consist of mutual funds, units of participation of common/collective trusts, Datascope Corp. common stock, and a pooled separate account, are stated at fair value. Shares of mutual funds and units of participation of common/collective trusts are stated at fair value based on quoted market prices of the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price at year-end. The Plan’s investment in the pooled separate account is valued at fair value as described in Note 3. Participant loans are stated at cost, which approximates fair value.
          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     (e) Payment of Benefits
          Benefits are recorded when paid.
     (f) Payment of Administrative Expenses
          It is expected that the Company will provide direct payment of certain administrative expenses of the Plan.

3) Investment Contract with Insurance Company
          The Plan is a party to a fully benefit-responsive investment contract with New York Life. New York Life maintains the contributions in a pooled separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. New York Life guarantees principal and accumulated interest on the contract. In accordance with FSP AAG-INV-1, the contract is included in the statement of net assets available for benefits at December 31, 2007 and 2006 at contract discontinuance value which management believes is equivalent to fair value. The contract discontinuance value is the amount that New York Life is contractually obligated to pay under the contract if the Plan were to terminate its interest in the contract without twelve months’ advance written notice. The adjustment from fair value to contract value for the investment contract is based on contract value as reported to the Plan by New York Life. Contract value represents contributions made under the contract, plus guaranteed accumulated interest, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
          The fair value of the investment contract at December 31, 2007 and 2006 was $19,220,581 and $17,066,602, respectively. During 2007 and 2006, the average yield was 5.28% and 4.52%, respectively. During 2007 and 2006, the average crediting interest rate was 4.77% and 4.04%, respectively. The crediting interest rate as determined by New York Life may not be less than zero. The interest rate is reviewed not less frequently than quarterly nor more frequently than daily.
          Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with New York Life. The Plan administrator believes the occurrence of such events that would limit the Plan’s ability to transact at contract value with Plan participants is not probable.

(4) Investments
          The following investments represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006
Pooled Separate Account
New York Life Insurance Company Anchor Account	19,220,581	17,066,602

Common/Collective Trust
Barclays Equity Index Fund G	18,676,148	19,742,891

Mutual Funds
Janus Twenty Fund	12,635,823	7,670,978
TCW Galileo Dividend Focused Fund N	10,840,742	11,697,201
Dodge and Cox International Stock Fund	6,807,018	5,467,880
PIMCO Total Return Fund (Admin)	6,224,752	5,810,138
Baron Small Cap Fund	5,701,557	5,385,045

Investment income for 2007 is as follows:

Interest – Participant Loans	$116,869
Interest – Datascope Corp. Stock Fund	6,999
Interest – Pooled Separate Account	810,581
Dividend Income – Datascope Corp. Stock Fund	115,312
Dividend Income and Capital Gains – Mutual Funds	1,951,211
Net Appreciation – Mutual Funds	3,006,993
Net Appreciation – Common/Collective Trusts	863,220
Net Appreciation – Datascope Corp. Stock Fund	54,469

Total Investment Income, Net	$6,925,654

          All earnings related to the New York Life Insurance Company Anchor Account are reflected as interest income.
(5) Plan Termination
          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Reconciliation of Financial Statements to Form 5500
          The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Schedule H of Form 5500:

	2007	2006
Net Assets Available for Benefits
Per the Financial Statements	$95,380,814	$89,090,032
Less: Contributions Receivable	(358,626)	(612,282)

Net Assets Available for Benefits per Schedule H of Form 5500	$95,022,188	$88,477,750

          The following is a reconciliation of additions to assets attributed to contributions per the financial statements to Schedule H of Form 5500 for the year ended December 31, 2007:

2007 Additions to Net Assets Attributed to Contributions
Per the Financial Statements	$8,032,957
Less: Contributions Receivable at December 31, 2007	(358,626)
Add: Contributions Receivable at December 31, 2006	612,282

Total Contributions Income per Schedule H of Form 5500	$8,286,613

(7) Tax Status of Plan
          The Plan obtained its latest determination letter on October 5, 2007, in which the Internal Revenue Service stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Under the applicable sections of the IRC, the Plan qualifies for tax-exempt status, and therefore, no provisions for income taxes have been included in the Plan’s financial statements.
(8) Related-Party Transactions
          A certain plan investment is a pooled separate account managed by New York Life. New York Life is the trustee as defined by the Plan and therefore, transactions with respect to this investment qualify as party-in-interest transactions. In addition, certain plan investments are shares of Datascope Corp. common stock. Datascope Corp. is the sponsor of the Plan and therefore, transactions with respect to Datascope Corp. common stock also qualify as party-in-interest transactions.

(9) Subsequent Event
          On May 14, 2008, the Company completed the sale of its Patient Monitoring business to a subsidiary of Mindray Medical International Ltd. (“Mindray”) with an effective date of May 1, 2008. In connection with the sale and in accordance with the applicable sections of the IRC relating to partial plan terminations, all of the employees transferred to Mindray that were participants in the Plan became fully vested in the Company’s matching contributions upon closing. In addition, in June 2008, the full account balances for those Plan participants were transferred directly to a savings plan sponsored by Mindray. The value of the transferred account balances was approximately $27 million.

DATASCOPE CORP.
401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		(c) Description of Investment
(a) Party		Including Maturity Date,
in	(b) Identity of Issue, Borrower,	Rate of Interest, Collateral,	(e) Current
Interest	Lessor or Similar Party	Par or Maturity Value	Value
*	New York Life Insurance Company Anchor Account	Pooled Separate Account, 19,352,176 Shares, Par Value $1, No Collateral or Maturity Value	$19,352,176
	PIMCO Total Return Fund (Admin)	Mutual Fund, 582,297 Shares,	6,224,752
		No Collateral or Maturity Value
	Barclays Equity Index Fund G	Common/Collective Trust, 1,294,258	18,676,148
		Shares, No Collateral or Maturity Value
	Oakmark Equity and Income Fund II	Mutual Fund, 31,254 Shares,	836,665
		No Collateral or Maturity Value
	TCW Galileo Dividend Focused Fund N	Mutual Fund, 848,258 Shares,	10,840,742
		No Collateral or Maturity Value
	BGI Russell 1000 Growth Index Fund S	Common/Collective Trust, 45,268	861,457
		Shares, No Collateral or Maturity Value
	BGI Russell 1000 Value Index Fund S	Common/Collective Trust, 134,187	2,925,278
		Shares, No Collateral or Maturity Value
	BGI Russell 2000 Growth Fund (O)	Common/Collective Trust, 69,032	1,038,236
		Shares, No Collateral or Maturity Value
	BGI Russell 2000 Value Fund (O)	Common/Collective Trust, 137,727	2,474,947
		Shares, No Collateral or Maturity Value
	Baron Small Cap Fund	Mutual Fund, 239,260 Shares,	5,701,557
		No Collateral or Maturity Value
	Janus Twenty Fund	Mutual Fund, 170,524 Shares,	12,635,823
		No Collateral or Maturity Value
	RS Partners Fund	Mutual Fund, 59,424 Shares,	1,830,844
		No Collateral or Maturity Value
	Dodge and Cox International Stock Fund	Mutual Fund, 147,914 Shares,	6,807,018
		No Collateral or Maturity Value
*	Datascope Corp. Stock Fund	Common Stock, 87,334 Shares	3,320,192
		Datascope Corp., $141,234 Cash Reserves Fund
	Participants’ Loans, maturing January 2008 through August 2022	Interest Rates from 5.0% to 9.5%	1,472,328

	TOTAL		$94,998,163

*	Indicates party-in-interest to the Plan
Information with respect to column (d) “Cost” is not included because the investments are participant directed under an individual account plan.
See report of independent registered public accounting firm.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Datascope Corp. Benefits Committee, which administers the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Datascope Corp. 401(k) Savings and
Supplemental Retirement Plan

June 27, 2008	/s/ Henry M. Scaramelli Henry M. Scaramelli
Member, Datascope Corp. Benefits Committee

June 27, 2008	/s/ Fred Adelman

Fred Adelman
Member, Datascope Corp. Benefits Committee